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SEC FILE NUMBER
8-49737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/01/24 (MM/DD/YY) AND ENDING 07/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BTS SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 OLD BEDFORD ROAD, SUITE 203
(No. and Street)

LINCOLN	MA	01773
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MATTHEW PASTS	781-863-2545	MPASTS@BTSMANAHEMENT.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY LIBERFARB, PC
(Name – if individual, state last, first, and middle name)

11 VANDERBILT AVENUE #220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

1/10/2006	2560
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MATTHEW PASTS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BTS SECURITIES CORPORATION, as of 7/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sean Walleston
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
November 1, 2030

Signature: [signature]

Title:
PRESIDENT

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BTS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JULY 31, 2025

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
BTS Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BTS Securities Corporation as of July 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BTS Securities Corporation as of July 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BTS Securities Corporation's management. Our responsibility is to express an opinion on BTS Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BTS Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I) and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) has been subjected to audit procedures performed in conjunction with the audit of BTS Securities Corporation's financial statements. The supplemental information is the responsibility of BTS Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles

to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.

We have served as BTS Securities Corporation's auditor since 2023.

Norwood, Massachusetts

September 22, 2025

BTS Securities Corp
Statement of Financial Condition
July 31, 2025

ASSETS

Cash	$	66,291
Marketable Security, at fair value		86,598
Commissions Receivable		13,460
Signature Guarantee		11,000
Other Receivable		471,000
Prepaid Expense		14,146
Total Assets	**$**	**662,495**

LIABILITIES

Commission Payable	$	536
Accounts Payable		10,666
Accrued Liabilities		9,827
Total Liabilities		**21,029**

EQUITY

Stockholders' Equity

Common Stock, no par value, 100,000 shares authorized, 50,000 shares issued and outstanding	14,435
Additional Paid in Capital	79,920
Retained Earnings	547,111
Total Stockholders' Equity	**641,466**

Total Liabilities and Stockholders' Equity	**$**	**662,495**

BTS Securities Corp
Statement of Income
Year Ended July 31, 2025

Revenue

Commission Income	$	63,373
MS Dividend Income		243
Signature Guarantee Services		1,000
Unrealized Gain/Loss		25,686
Other Income		103,963
Total Revenue		**194,265**

Operating Expenses

Commission Expense	6,132
Fees & Licenses	17,358
Insurance	16,890
Rent	18,250
Telephone	2,200
Subscription & Advisory	895
Directors Fee	10,000
Accounting & Professional	132,654
Office Expense	1,550
Bank Charge	437
Total Expenses	**206,366**

Net Loss	$	**(12,101)**

BTS Securities Corp
Statement of Change in Stockholders' Equity
Year Ended July 31, 2025

	Capital Stock				
	Shares Issued	Common Stock	APIC	Retained Earnings	Total
Stockholders' Equity at August 1, 2024	50,000	$ 14,435	$ 79,920	$ 559,212	$ 653,567
Net Loss		-	-	(12,101)	(12,101)
Stockholders' Equity at July 31, 2025	50,000	$ 14,435	$ 79,920	$ 547,111	$ 641,466

BTS Securities Corp
Cash Flow Statement
Year Ended July 31, 2025

Cash Flow used in Operating Activities

Net Loss from Operations	$	(12,101)
Adjustments to reconcile net income to net cash provided by operating activities:		
Gains on Marketable Securities		(25,686)
Change in:		
Commissions Receivable		9,515
Signature Guarantee Receivable		(1,000)
Prepaid Expenses		1,764
Commission Payable		(292)
Accounts Payable		(37,476)
Accrued Expenses		9,827
Total Adjustments		(43,348)
Net cash used for operations		**(55,449)**
Net Decrease in Cash		**(55,449)**
Cash at Beginning of Year		121,740
Cash at End of Year	$	66,291

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

BTS Securities Corporation (the "Company"), was incorporated as a Massachusetts business in January 1981. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities. The Company provides services from its office located in Lincoln, Massachusetts.

Accounting Method

The financial statements are prepared on the accrual method of accounting in accordance with the accounting principles generally accepted in the United States of America.

Cash

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Revenue Recognition

The Company complies with ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commissions. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is

7

Revenue Recognition (continued)

fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

Other income. The Company in October 2024 entered into a revenue sharing arrangement with its affiliate, BTS Asset Management ("BTSAM") whereby the 12b-1 trailing commissions earned by the Company on all customer assets under management with Nationwide are paid to BTSAM. BTSAM then remits 50% of those trailing commissions to the Company.

Marketable Security

The Company holds shares of stock for a company traded in an active market. The stock is considered Level 1 within the fair value hierarchy at July 31, 2025.

Fair Value Measurements

The company follows accounting standards relative to fair value measurements which require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also, in accordance with these standards, the Company categorizes its financial assets or liabilities, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.
Assets or liabilities measured and reported at fair value are classified and disclosed in one of the following categories.

Level I – are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgement or estimation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review for Subsequent Events

Management had evaluated subsequent events through September 22, 2025, the date on which the financial statements were available to be issued and determined that no further information is required to be disclosed.

NOTE 2 – NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $119,406 on July 31, 2025, this exceeded required net capital of $5,000 by $114,406. The ratio of aggregate indebtedness to net capital at July 31, 2025, was 17.61%.

NOTE 3 – INCOME TAXES

The Company and its shareholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Massachusetts levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses.

NOTE 4- RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with a related party. During the year ended July 31, 2025, the Company provided signature guarantee services for the use of a guarantee stamp related to mutual fund certifications to BTS Asset Management (a sister company, and affiliated through common ownership), for which it charged $1,000. The Company provided a loan of $50,000 to BTS Asset Management in fiscal year 2023 and an additional loan of $421,000 in fiscal year 2024. The $471,000 loan is still outstanding at July 31, 2025. The loan has no specific repayment date or stated interest rate.

NOTE 4- RELATED PARTY TRANSACTIONS (continued)

BTS Asset Management leases the office facility that the Company uses for its operations. In accordance with the expense sharing agreement between the Company and BTS Asset Management, the Company is charged a monthly fee for office supplies, telephone, professional fees, and rent. During the year ended July 31, 2025, the Company was billed by BTS Asset Management a total of $135,000. There was $9,827 due to this related party on July 31, 2025.

Revenues totaling $106,827 are generated from trail commissions from one of the stockholder's customer and family accounts. The stockholder is the client and the broker of these accounts. There were no commissions paid to the stockholder because of his expired license as of February 2018.

NOTE 5 – CONCENTRATION

The Company maintains its cash in two commercial banks. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts, nor does it believe that the cash is exposed to any significant risk.

NOTE 6 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, 12(b)1 and annuity traits.

The accounting policies for fees are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the income statement. The measurement of the segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from the segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The chief operating decision maker is the managing member.

BTS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

JULY 31, 2025

Schedule I

BTS Securities Corp
Net Capital Computation
July 31, 2025

Total Assets	$	662,495
Total Liabilities		21,029
Net Worth		**641,466**
Non Allowable Assets		
Commissions Receivable (net)		12,924
Signature Guarantee		11,000
Other Receivable		471,000
Prepaid Expense		14,146
Total Non Allowable Assets		**509,070**
Haircuts on securities		
Marketable Secrity		**12,990**
Net Capital		**119,406**
Net Capital Required Based Aggregate Indebtedness		1,402
Minimum Net Capital Requirement		5,000
EXCESS NET CAPITAL	$	**114,406**
Percentage Of Aggregate Indebtedness To Net Capital		**17.61%**

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$	122,463
Net audit adjustments		(2,827)
Decrease in non-allowables and haircutes		(230)
Net capital per above	$	119,406

Schedule II

BTS SECURITIES CORPORATION

**COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR
CONTROL DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

July 31, 2025

BTS Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
BTS Securities Corporation

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) BTS Securities Corporation identified that the exemption report was prepared as required by 17 C.F.R. 240.17a-5 (d)(1) and (4). BTS Securities Corporation does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to receiving transaction-based compensation for identifying commission income from mutual funds, variable life insurance or annuities and private placement of securities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year without exception. BTS Securities Corporation's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BTS Securities Corporation's compliance with the provision of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Larry Liberfarb, PC

Norwood, Massachusetts
September 22, 2025

BTS Securities Corporation

Statement Pursuant to SEC Rule 17a-5

July 31, 2025

BTS Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying commission income from mutual funds, variable life insurance or annuities and private placements of securities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BTS Securities Corporation

Matthew Pasts (Sep 12, 2025 16:32:10 EDT)

Matthew Pasts

President

September 10, 2025